Royal Wessanen nv

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Date February 27, 2007 Reference

Subject Results fourth quarter 2006

ID # 82-1306

Royal Wessanen nv

For further information, please contact
Corporate Communications Phone +31 (0)30 298 88 31 E-mail corporate.communications@wessanen.com
Investor Relations Phone +31 (0)30 298 88 03 E-mail investor.relations@wessanen.com

Press release – Results fourth quarter 2006 **February 27, 2007**

All units improved profit margins, share buy-back of EUR 50 million

Highlights

- Revenue in Q4-06 was EUR 407.8 million (including a negative currency effect of EUR 20.2 million); at constant rates 4.2% below last year. Full year revenue was EUR 1,590.3 million (including a negative currency effect of EUR 16.0 million); at constant rates 5.0% below last year.
- EBITAE and EBIT in Q4-06 were resp. EUR 20.2 and EUR 12.3 million. Full year EBIT was EUR 42.2 million; 70% above last year.
- Cash generated from operations in Q4-06 amounted to EUR 17 million, including a further reduction of primary working capital by EUR 10 million.
- Proceeds of divestment of Private Label activities will be used for selective investments and a share buy back program of EUR 50 million.
- Recently awarded new business for TOL NA in excess of USD 100 million on annual base.
- Refinancing of the EUR 250 million credit facility effective as from February 9, 2007.
- Mr. Ad Veenhof and Mr. Richard Lane to be (re)nominated as member of the Executive Board at the upcoming Annual General Meeting of Shareholders.

CEO statement

Ad Veenhof, Wessanen CEO, said: "The profit margin of all four business units improved compared to Q4-05 because of a better portfolio mix and good cost control. Top line development was somewhat lower than expectation for Branded Europe and Distribution North America.
Branded Europe continued the growth of Q3-06, but the end of December softened. To the contrary, January 2007 showed a clear growth trend.
Branded North America did quite well, despite a negative effect of terminated sole agent business. The latter effect will be more than compensated by growth of own brands from Q2-07 onwards.
With the pipeline of new products and additional listings we expect 2007 will show enough growth in Branded Europe and North America to reach the target growth level end 2007 (running rate) of 5-7%.
Distribution Europe did quite well and will continue the positive trend in 2007. Distribution North America could not yet improve the turnover trend of the previous quarters, however gross margins and cost control were strong. With the new distribution contracts, new vendors and some consolidation initiatives, we expect TOL NA to start growing from Q2-07 onwards.
All in all, 2006 has been more a transition year in which we accelerated innovations in both our branded portfolio and distribution services, kept healthy gross margins and good cost control, strengthened internal processes, published our first sustainability report, converted certificates to ordinary shares and divested our private label business. This year, 2007, is crucial to show that we continue or embark on a growth trend of our top-line to achieve the target level end 2007 (running rate) of 5-7% for all four business areas. There is growing evidence that we will succeed.

To balance properly our strong balance sheet, the proceeds of the private label divestment and potential future acquisitions, we have decided to implement a share buy back program of EUR 50 million and to keep the dividend at EUR 0.65".

Consolidated key figures Q4 and Full Year 2006

Q4 2006	Q4 2005[1]	x EUR million, unless stated otherwise	FY 2006	FY 2005[1]
407.6	446.6	Revenue	1,590.3	1,691.1
428.0	446.6	Revenue at constant exchange rates	1,606.3	1,691.1
20.2	19.5	EBITAE (operating profit before goodwill amortization and exceptional items)	56.8	54.5
(7.9)	(8.6)	Exceptional items before taxes	(14.6)	(29.6)
12.3	10.9	EBIT (operating profit)	42.2	24.9
9.2	4.9	Profit	32.0	25.0
0.13	0.07	Earnings per share *(in euro)*	0.45	0.35
71,555	70,806	Average number of outstanding shares (x 1,000 shares)	71,217	70,516

Outlook

- Achieve growth in all four business areas reaching by end of 2007 (running rate) the 5-7 % target levels.
- Broaden and internationalize our brands and brand portfolio in the key product categories.
- Strengthen our distribution business via organic growth, new contracts and complementary consolidations.
- Achieve the strategic profit levels by end of 2007 (running rate) for Branded Europe and North America and Distribution Europe. Improve profitability of Distribution North America and continue working on a strategic profitability level of 3-4% with some delay.
- Further improve working capital and cash flow.

Financial summary

Total revenue was positively influenced by higher sales in Europe, but offset by lower sales in North America. The negative currency effect of a weak dollar against the euro (Q4-06 vs Q4-05) amounted to EUR 20 million.

In all our businesses, *EBITAE as a percentage of sales* increased in Q4-06 compared to Q4-05.

Exceptional expenses in Q4-06 amounted to EUR 7.9 million, mainly due to additional costs incurred relating to the completion of 'Build on the Roots' as announced in Q3-2006 and the closure of a warehouse in Minneapolis (US).

Primary working capital of continuing operations decreased during 2006 by EUR 43 million to EUR 237 million at the end of 2006, partly caused by a positive foreign exchange effect of EUR 18 million.

---

[1] *Comparatives have been represented for deconsolidation of the Private Label activities and reconsolidation of Karl Kemper Germany.*

Cash generated from operations in Q4-06 amounted to EUR 17 million (full year: EUR 60 million). Net cash inflow from continuing operations amounted to EUR 7 million (full year: EUR 9 million, after dividend payments of EUR 46.3 million, acquisitions of EUR 12.4 million and net additional loan financing of EUR 23.3 million).

Net debt for continuing operations decreased in Q4-06 with EUR 13 million to EUR 129 million, mainly as a result of a net cash inflow of EUR 7 million.

Highlights fourth quarter per segment: North America

- Revenue ended at USD 330.2 million in Q4-06 (USD 356.3 million in Q4-05), primarily because of previously announced discontinued contracts and pressure on the existing natural food store base.
- The 'Build on the Roots' restructuring program was completed, including consolidating of our Minneapolis distribution operations into the Milwaukee facility, a further rationalization of the product assortment, and a reduction in headcount of 250 employees driven by continued refinements to the organizational structure.
- Sales to Top 10 customers continued to show positive growth, up 4% in Q4-06 on a normalized base vs. Q4-05.
- Awarded new business amounting in excess of USD 100 million on an annual basis, above and beyond the new business associated with new vendors announced in Q3-06.
- EBITAE improved to 3.8%; Branded grew from 12.0% to 13.1% and Distribution from 2.3% to 2.5% (despite an incidental negative effect of insurance issues of USD 1 million).
- Achieved service level of 97.4% in Q4-06, up from 96.5% in Q4-05.
- Key owned brands (Daily's, KA-ME, Sesmark, MI-DEL) grew +11% versus Q4-05 as a group.
- Tree of Life, Liberty Richter and American Beverage all achieved ISO 9001 and ISO 14001 certifications substantiating that both quality and sustainability processes were firmly in place throughout the organization.

Total North American business (in euros)

Q4 2006	Q4 2005	x EUR million, unless stated otherwise	FY 2006	FY 2005
254.8	297.5	Revenue	997.2	1,096.9
275.5	297.5	Revenue at constant exchange rates	1,013.5	1,096.9
9.7	9.9	EBITAE	19.2	16.5
3.8%	3.3%	EBITAE margin (as a % of revenue)	1.9%	1.5%
(10.3)	(6.6)	Exceptional items	(17.6)	(24.8)
(0.6)	3.3	EBIT (operating profit)	1.6	(8.3)

Total North American business (in US dollars)

Q4 2006	Q4 2005	x USD million, unless stated otherwise	FY 2006	FY 2005
330.2	356.3	Revenue	1,257.5	1,360.8
12.4	12.2	EBITAE	24.3	20.4
3.8%	3.4%	EBITAE margin (as a % of revenue)	1.9%	1.5%
(13.1)	(7.6)	Exceptional items	(22.3)	(30.5)
(0.7)	4.6	EBIT (operating profit)	2.0	(10.1)

North America Branded (in euros)

Q4 2006	Q4 2005	x EUR million, unless stated otherwise	FY 2006	FY 2005
30.8	32.7	Revenue	134.7	134.1
33.6	32.7	Revenue at constant exchange rates	136.9	134.1
4.0	3.9	EBITAE	13.5	12.7
13.1%	12.0%	EBITAE margin (as a % of revenue)	10.0%	9.5%
(0.5)	(0.7)	Exceptional items	(1.3)	(2.3)
3.5	3.2	EBIT (operating profit)	12.2	10.4

North America Branded (in US dollars)

Q4 2006	Q4 2005	x USD million, unless stated otherwise	FY 2006	FY 2005
40.1	39.0	Revenue	169.9	166.4
5.2	4.7	EBITAE	17.1	15.7
13.1%	12.0%	EBITAE margin (as a % of revenue)	10.0%	9.5%
(0.7)	(0.6)	Exceptional items	(1.7)	(2.7)
4.5	4.1	EBIT (operating profit)	15.4	13.0

North America Distribution (in euros)

Q4 2006	Q4 2005	x EUR million, unless stated otherwise	FY 2006	FY 2005
224.0	264.8	Revenue	862.5	962.8
241.9	264.8	Revenue at constant exchange rates	876.6	962.8
5.7	6.0	EBITAE	5.7	3.8
2.5%	2.3%	EBITAE margin (as a % of revenue)	0.7%	0.4%
(9.8)	(5.9)	Exceptional items	(16.3)	(22.5)
(4.1)	0.1	EBIT (operating profit)	(10.6)	(18.7)

North America Distribution (in US dollars)

Q4 2006	Q4 2005	x USD million, unless stated otherwise	FY 2006	FY 2005
290.1	317.3	Revenue	1,087.6	1,194.4
7.2	7.5	EBITAE	7.2	4.7
2.5%	2.3%	EBITAE margin (as a % of revenue)	0.7%	0.4%
(12.4)	(7.0)	Exceptional items	(20.6)	(27.8)
(5.2)	0.5	EBIT (operating profit)	(13.4)	(23.1)

Highlights fourth quarter per segment: Europe

- Revenues continued to grow in the fourth quarter, in both branded and in distribution activities.
- In the branded business we saw a continuation of sales growth momentum following the growth that started in the 3rd quarter. Most key brands contributed to this achievement. However, a softer end of December in combination with negative sales development in the frozen business caused us not to fully meet expectations.
- After a long period of revenue decline, the second half of the year turned to growth. However, this was insufficient to let the branded revenues grow for the full year. Growth in our organic/natural and premium taste portfolio has been off-set by declines in frozen and slimming.
- EBITAE margins in the 4th quarter grew compared to last year due to good performance in all businesses. For the full year it was slightly lower due to promotion expenses and lower factory utilization.
- The European distribution activities grew substantially in the 4th quarter with an index of 106. For the full year revenues grew with 3% due to good operational performance in Q3 and Q4 of the year. The EBITAE margins improved considerably due to good cost control.
- Wessanen signed in February 2007 the agreement to sell the Wessanen Private Label companies to Private Equity investor One Equity Partners. The transaction will be closed after Competition Authorities' approval.
- Achieved ISO 9001 accreditation for all entities in France, Germany, United Kingdom and Benelux and ISO 14001 in United Kingdom and Germany.

Total European business

Q4 2006	Q4 2005	x EUR million, unless stated otherwise	FY 2006	FY 2005
147.4	143.3	Revenue	569.5	569.2
146.9	143.3	Revenue at constant exchange rates	569.2	569.2
12.5	12.0	EBITAE	46.4	47.2
8.5%	8.4%	EBITAE margin (as a % of revenue)	8.1%	8.3%
0.8	(0.4)	Exceptional items	0.7	(3.5)
13.3	11.6	EBIT (operating profit)	47.1	43.7

Europe Branded

Q4 2006	Q4 2005	x EUR million, unless stated otherwise	FY 2006	FY 2005
111.8	109.8	Revenue	434.0	437.6
111.5	109.8	Revenue at constant exchange rates	433.8	437.6
10.5	10.3	EBITAE	39.8	41.3
9.4%	9.3%	EBITAE margin (as a % of revenue)	9.2%	9.4%
1.0	(0.2)	Exceptional items	0.7	(2.9)
11.5	10.1	EBIT (operating profit)	40.5	38.4

Europe Distribution

Q4 2006	Q4 2005	x EUR million, unless stated otherwise	FY 2006	FY 2005
35.6	33.5	Revenue	135.5	131.6
35.4	33.5	Revenue at constant exchange rates	135.4	131.6
2.0	1.7	EBITAE	6.6	5.9
5.4%	5.1%	EBITAE margin (as a % of revenue)	4.9%	4.5%
(0.2)	(0.2)	Exceptional items	0.0	(0.6)
1.8	1.5	EBIT (operating profit)	6.6	5.3

Dividend

For 2006 the Company will propose to its shareholders to pay out a dividend of EUR 0,65 per share. This is the same as the dividend paid over 2005.

Important dates

April 18, 2007	Annual General Meeting of Shareholders 2007
May 9, 2007	Publication first quarter results 2007
August 1, 2007	Publication second quarter results 2007
October 31, 2007	Publication third quarter results 2007

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. We specialize in identifying, developing and distributing premium foods that are authentic and true to their origins. Our brands and products are focused on two sectors: Health foods, most notably natural and organic foods, and Premium Taste foods, including specialties from around the world.

We aim to continuously increase our shareholder value by capitalizing on our differentiating capabilities in category management, strong brands, value-added distribution services and transatlantic alignment.

Appendices

1. Condensed consolidated interim financial statements Q4 and FY 2006

Note on forward-looking statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Appendix 1:

Condensed consolidated interim financial statements Fourth Quarter and Full Year 2006

Condensed consolidated income statement

In millions of euro, unless stated otherwise

Q4 2006	Q4 2005		FY 2006	FY 2005
407,8	446,6	Revenue	1.590,3	1.691,1
4,9	-	Other income	6,9	0,7
(400,4)	(435,7)	Operating expenses	(1.555,0)	(1.666,9)
12,3	10,9	**Operating profit**	42,2	24,9
(3,3)	(2,9)	Net financing costs	(10,9)	(6,8)
(0,1)	0,1	Share in result of associates	-	1,4
8,9	8,1	**Profit before income tax**	31,3	19,5
(0,1)	(3,4)	Income tax expense	(3,1)	(2,8)
0,8	0,1	Profit from discontinued operations, net of income tax	5,4	9,9
9,6	4,8	**Profit for the period**	33,6	26,6
		Attributable to:		
9,2	4,9	Equity holders of Wessanen	32,0	25,0
0,4	(0,1)	Minority interests	1,6	1,6
9,6	4,8	**Profit for the period**	33,6	26,6
		Earnings per share (euro)		
0,13	0,07	Basic	0,45	0,36
0,13	0,07	Diluted	0,44	0,35
		Average number of shares (1.000 shares)		
71.555	70.806	Basic	71.217	70.516
		Average USD exchange rate (Euro per U.S. Dollar)	0,7931	0,8060

Condensed consolidated balance sheet

In millions of euro, unless stated otherwise

	December 31, 2006	Proforma December 31, 2005*	December 31, 2005
Non-current assets	374,6	372,3	431,9
Current assets	445,9	479,9	531,5
Assets classified as held for sale	130,2	129,2	18,0
	950,7	981,4	981,4
Equity attributable to equity holders of parent	469,7	484,1	484,1
Minority interests	10,3	8,7	8,7
Total equity	480,0	492,8	492,8
Non-current liabilities	164,2	152,2	169,1
Current liabilities	241,6	273,7	297,4
Liabilities classified as held for sale	64,9	62,7	22,1
	950,7	981,4	981,4
End of period USD exchange rate (Euro per U.S. Dollar)	0,7595	0,8430	0,8430

*: *Adjusted for non-current assets held for sale /discontinued operations: Dailycer, Delicilaire-consolidation of Karl Kemper Germany*

Condensed consolidated statement of cash flow

In millions of euro, unless stated otherwise

	FY 2006	FY 2005
Cash flow from continuing operations		
Operating activities		
Operating result (EBIT)	42.2	24.9
Adjustments for:		
Depreciation, amortization and impairments	17.0	19.4
Other non-cash and non-operating items	15.3	24.5
Operating profit before changes in working capital and provisions	74.5	68.8
Changes in working capital	9.0	4.1
Changes in non-current assets and liabilities	(23.2)	(40.2)
Cash generated from operations	60.3	32.7
Income tax received/(paid)	(20.0)	17.5
Interest paid	(10.1)	(5.1)
Cash flow from operating activities	30.2	45.1
Cash flow from investing activities	(17.8)	(10.2)
Cash flow from financing activities	(3.5)	(60.5)
Net cash flow from operating, investing and financing activities	8.9	(25.6)
Cash flow from discontinued operations		
Net cash flow from operating, investing and financing activities	(3.0)	9.1
Cash flow of the Group		
Net cash flow from operating, investing and financing activities	5.9	(16.5)
Cash and cash equivalents at beginning of period, including discontinued operations	7.9	24.6
Cash and cash equivalents related to discontinued operations at the beginning of year	(0.4)	-
Net cash flow from operating, investing and financing activities	5.9	(16.5)
Effect of exchange rate fluctuations on cash and cash equivalents	-	(0.6)
Cash and cash equivalents related to discontinued operations	(1.0)	0.4
Cash and cash equivalents of continuing operations at end of period	12.4	7.9
Average USD exchange rate (Euro per U.S. Dollar)	0.7931	0.8060

Condensed consolidated statement of changes in equity

In millions of euro, unless stated otherwise

	FY 2006	FY 2005
Balance at beginning of period	492.8	487.9
Profit for the period	33.6	26.6
Transition to IAS 32 and 39	-	(3.0)
Effective portion of changes in fair value of cash flow hedges	0.8	2.5
Foreign exchange translation differences	(9.2)	14.7
Total recognized income and expense	25.2	40.8
Own shares acquired	-	(2.1)
Own shares sold	1.7	4.8
Share options exercised by employees	5.8	5.1
Share-based payments	0.8	0.8
Dividends to shareholders	(46.3)	(44.5)
Balance at end of period	480.0	492.8
Equity attributable to equity holders of parent	469.7	484.1
Minority interests	10.3	8.7
Total equity	480.0	492.8

Notes to the condensed consolidated interim financial statements
In millions of euro, unless stated otherwise

1 The company and its operations

Royal Wessanen nv (the "Company") is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the Company as at and for the year ended December 31, 2006 comprises the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The information in these condensed consolidated interim financial statements is unaudited.

2 Statement of compliance

These condensed consolidated interim financial statements have been prepared on the basis of the recognition and measurement requirements of accounting standards adopted by the EU as of December 31, 2005. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2005.

These condensed consolidated interim financial statements were approved by the Board on February 27, 2007.

3 Accounting policies

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2005.

The comparative income and cash flow statement have been re-presented as if (1) the Private Label activities of Dailycer and Delicia in the UK, France and the Netherlands had been discontinued, and (2) the Private Label activities of Karl Kemper Germany) had been continued from the start of the comparative period being January 1, 2005.

4 Estimates

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2005.

5 Financial risk management

The Group's financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2005.

6 Financial information by segment

Activities of continuing operations are carried out by four separate business segments: North America Branded, North America Distribution, Europe Branded and Europe Distribution.
Key financial data regarding these segments are given below:

In millions of euro, unless stated otherwise

Q4 2006	Q4 2005		FY 2006	FY 2005
		Total North American business		
254,8	297,5	Revenue	997,2	1.096,9
(10,3)	(6,6)	Exceptional items	(17,6)	(24,8)
(0,6)	3,3	Operating profit	1,6	(8,3)
		North America Branded		
30,8	32,7	Revenue	134,7	134,1
(0,6)	(0,7)	Exceptional items	(1,3)	(2,3)
3,5	3,2	Operating profit	12,2	10,4
		North America Distribution		
224,0	264,8	Revenue	862,5	962,8
(9,8)	(5,9)	Exceptional items	(16,3)	(22,5)
(4,1)	0,1	Operating profit	(10,6)	(18,7)
		Total European business		
147,4	143,3	Revenue	569,5	569,2
0,8	(0,4)	Exceptional items	0,7	(3,5)
13,3	11,6	Operating profit	47,1	43,7
		Europe Branded		
111,8	109,8	Revenue	434,0	437,6
1,0	(0,2)	Exceptional items	0,7	(2,9)
11,5	10,1	Operating profit	40,5	38,4
		Europe Distribution		
35,6	33,5	Revenue	135,5	131,6
(0,2)	(0,2)	Exceptional items	-	(0,6)
1,8	1,5	Operating profit	6,6	5,3
		Non-allocated		
5,6	5,8	Revenue	23,6	25,0
1,6	(1,6)	Exceptional items	2,3	(1,3)
(0,4)	(4,0)	Operating profit	(6,5)	(10,5)

7 Exceptional items

Exceptional items are defined as terms of income and expense within profit and loss from ordinary activities of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of the Company for the period.

Exceptional items primarily bear an expense character, offset by exceptional income on primarily divestments of operations and sale of property, plant and equipment.

Exceptional expenses in Q4-06 amounted to EUR 7.9 million, mainly due to additional costs incurred relating to the completion of 'Build on the Roots' as announced in Q3-2006 and the closure of a warehouse in Minneapolis (US).

The main items of exceptional income and (expenses) are specified as follows:
In millions of euro, unless stated otherwise

Q4 2006	Q4 2005		FY 2006	FY 2005
2,5	-	Sale of property, plant and equipment	4,5	0,7
2,4	-	Curtailment gain	2,4	-
(3,3)	(2,5)	Build on the Roots (/Operation Phoenix)	(10,1)	(11,3)
(9,5)	(6,1)	Other (restructuring) expenses	(11,4)	(19,0)
(7,9)	(8,6)		(14,6)	(29,6)

Classified in the income statement as follows:

Q4 2006	Q4 2005		FY 2006	FY 2005
4,9	-	Other income	6,9	0,7
(12,8)	(8,6)	Operating expenses	(21,5)	(30,3)
(7,9)	(8,6)		(14,6)	(29,6)

8 Income tax expense

The Group's consolidated effective tax rate in respect of continuing operations for the year ended December 31, 2006 was 10% (for the year ended December 31, 2005: 14%).

9 Acquisition of subsidiaries

In March 2006, the Group increased its 70.7% participation in Natudis BV to 100%, through the exercise of the put option held by the minority shareholders, as a result of which EUR 9.0 million was paid by Wessanen. The liability related to the put option was already recognized in the balance sheet as from January 1, 2005.

In addition, the Group acquired all shares in Bio Slym in March 2006 for EUR 3.4 million, net of cash. The results of Bio Slym are consolidated as from April 1, 2006.

10 Non-current assets held for sale and discontinued operations

At the end of the first quarter of 2006, Wessanen management decided to divest its Private Label activities of Dailycer and Delicia in the UK, France and the Netherlands to focus on brands and distribution services. In December 2006, a binding offer was received. Completion of the transaction will be conditional upon approval by the competition authorities'.

Management has separated Private Label activities from continuing operations. The results of these discontinued operations are presented on a separate line in the income statement.

In the fourth quarter of 2006, the decision was made to continue the operations of the German Beckers out-of-home (OOH) business respectively Karl Kemper Germany business with a new management team. Accordingly, Karl Kemper Germany has been reconsolidated into 'non-allocated'.

As at December 31, 2006, total non-current assets held for sale and discontinued operations comprised assets of EUR 130.2 million and liabilities of EUR 64.9 million.

END